UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934

(Amendment No. 4)

Tower Semiconductor Ltd.

(Name of Issuer)

Ordinary Shares, NIS 1.00 par value per share	M87915100

(Title of Class of Securities)	(CUSIP Number)

Noga Yatziv, Adv.
Israel Corporation
23 Aranha Street
Tel Aviv 61070, Israel
972-3-684-4517
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 19, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.     ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
(Page 1 of 34 Pages)

CUSIP No. M87915-10-0	13D	Page 2 of 34

1	NAMES OF REPORTING PERSONS: Israel Corporation Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 000000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 15,398,446 (1)
	8	SHARED VOTING POWER: 29,053,470 (2)(3)
	9	SOLE DISPOSITIVE POWER: 15,398,446 (1)
	10	SHARED DISPOSITIVE POWER: 29,053,470 (2)(3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 44,451,916 (3)(4)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 77.31%
14	TYPE OF REPORTING PERSON: CO

(1) Includes options and warrants to purchase 2,227,457 Ordinary Shares, 670,467 of which at an assumed exercise price of $2.983 per Ordinary Share, 733,334 of which at an assumed exercise price of $4.00 per Ordinary Share and 823,656 of which at an exercise price of $7.50 per Ordinary Share, exercisable within sixty (60) days.

(2) Includes options and warrants to purchase 7,332,789 Ordinary Shares, 3,017,520 of which at an assumed exercise price of $2.983 per Ordinary Share, 3,300,210 of which at an assumed exercise price of $4.00 per Ordinary Share and 1,015,059 of which at an exercise price of $7.50 per Ordinary Share, exercisable within sixty (60) days.

(3) An aggregate of 44,451,916Ordinary Shares (as defined in Item 1 below)(including the number of Ordinary Shares issuable pursuant to the options and warrants referred to in footnote 4 below) are subject to a Consolidated Shareholders Agreement (“Consolidated Shareholders Agreement”), dated as of January 18, 2001, by and among Israel Corporation Ltd. and certain shareholders of Tower (as defined in Item 1 below), of which 15,398,446Ordinary Shares (including the number of Ordinary Shares issuable pursuant to the options and warrants referred to in footnote 1 above) are held directly by Israel Corporation Technologies (ICTech) Ltd. and 29,053,470 Ordinary Shares (including the number of Ordinary Shares issuable pursuant to the options and warrants referred to in footnote 2 above)are held by the other parties to the Consolidated Shareholders Agreement. The Consolidated Shareholders Agreement included herein as Exhibit 4 provides for certain obligations and restrictions with respect to the voting and disposition of the Ordinary Shares held by the shareholders referred to in Item 3 below. The terms of the Consolidated Shareholders Agreement are hereby specifically incorporated by reference herein. Neither the filing of this Amendment No. 4 to the Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person (as defined in Item 2 below) that it is the beneficial owner of any of the shares of Tower covered by the Consolidated Shareholders Agreement, other than the shares held directly by such Reporting Person, for purposes of Section 13(d) of the Securities Exchange Act of 1934, or for any other purpose, and such beneficial ownership is expressly disclaimed. Each Reporting Person expressly disclaims (i) the existence of any group, and (ii) beneficial ownership with respect to any shares other than the shares held directly by such Reporting Person. See Item 5. Based on the number of Ordinary Shares of Tower outstanding as of the date hereof of 47,941,064(according to publicly available information provided by Tower to date) the number of Ordinary Shares of Tower covered by the Consolidated Shareholders Agreement (assuming the exercise of the Ordinary Shares issuable pursuant to the options and warrants referred to in footnote 4 below) represents approximately 77.31% of the outstanding Ordinary Shares. The above number of outstanding Ordinary Shares does not include 1,300,000 treasury shares held by a trustee for the benefit of Tower’s employee stock option plan.

(4) Includes options and warrants to purchase an aggregate of 9,560,246Ordinary Shares, 3,687,987 of which at an assumed exercise price of $2.983 per Ordinary Share, 4,033,544 of which at an assumed exercise price of $4.00 per Ordinary Share and 1,838,715 of which at an exercise price of $7.50 per Ordinary Share, exercisable within sixty (60) days.

CUSIP No. M87915-10-0	13D	Page 4 of 34

1	NAMES OF REPORTING PERSONS: Israel Corporation Technologies (ICTech) Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 000000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 15,398,446*
	8	SHARED VOTING POWER: 29,053,470**
	9	SOLE DISPOSITIVE POWER: 15,398,446*
	10	SHARED DISPOSITIVE POWER: 29,053,470**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 44,451,916***
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 77.31%
14	TYPE OF REPORTING PERSON: CO

* See footnote (1) on Page 2. ** See footnotes (2) and (3) on Page 3. *** See footnotes (3) and (4) on Page 3.

CUSIP No. M87915-10-0	13D	Page 5 of 34

1	NAMES OF REPORTING PERSONS: Millenium Investments Elad Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 000000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: N.A.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 44,451,916*
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 44,451,916*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 44,451,916*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 77.31%
14	TYPE OF REPORTING PERSON: CO

* See footnotes (3) and (4) on Page 3.

CUSIP No. M87915-10-0	13D	Page 6 of 34

1	NAMES OF REPORTING PERSONS: Mashat Investments Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 000000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: N.A.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 44,451,916*
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 44,451,916*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 44,451,916*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 77.31%
14	TYPE OF REPORTING PERSON: CO

* See footnotes (3) and (4) on Page 3.

CUSIP No. M87915-10-0	13D	Page 7 of 34

1	NAMES OF REPORTING PERSONS: Ofer (Ships Holdings) Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 000000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: N.A.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 44,451,916*
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 44,451,916*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 44,451,916*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 77.31%
14	TYPE OF REPORTING PERSON: CO

* See footnotes (3) and (4) on Page 3.

CUSIP No. M87915-10-0	13D	Page 8 of 34

1	NAMES OF REPORTING PERSONS: L.Y.N. (Holdings) Ltd. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: 000000000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: N.A.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 44,451,916*
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 44,451,916*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 44,451,916*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 77.31%
14	TYPE OF REPORTING PERSON: CO

* See footnotes (3) and (4) on Page 3.

Item 1.          Security And Issuer.

The name of the issuer to which this Amendment relates is Tower Semiconductor Ltd. (“Tower”).  Its principal executive offices are located at Ramat Gavriel Industrial Park, P.O. Box 619, Migdal Haemek, 23105 Israel.  This Amendment relates to Tower’s Ordinary Shares, NIS 1.00 par value per share (the “Ordinary Shares”). This constitutes Amendment No. 4 (the “Amendment”) to Schedule 13D filed previously by the Reporting Persons (as defined in Item 2 below).  The percentage of Ordinary Shares reported in this Amendment as being beneficially owned by the Reporting Persons and any other information disclosed herein (other than descriptions of agreements and transactions to which any Reporting Person is a party) is based on publicly available information provided by Tower or other third parties.

Item 2.          Identity and Background

This Amendment is filed on behalf of Israel Corporation Ltd. (“Israel Corporation”), Israel Corporation Technologies (ICTech) Ltd. (“ICTech”), formerly known as Hashkahon Investment Company Ltd., Millennium Investments Elad Ltd., Mashat Investments Ltd., Ofer (Ships Holdings) Ltd. and L.Y.N. (Holdings) Ltd. (hereinafter collectively, the “Reporting Persons”).

Item 3.          Source and Amount of Funds or Other Consideration.

In February 2003, the additional purchase agreements (specifically the Series A5 Additional Purchase Obligations) were amended to provide for the advance of an installment originally related to the fifth milestone, subject to approval, among others, of the general meeting of Tower’s shareholders, which approval was obtained on May 14, 2003.  The summary of the amendment to the Series A5 Additional Purchase Obligation is qualified in its entirety by reference to the Additional Purchase Agreement and the amendments to the Additional Purchase Obligation included as Exhibits 2, 9, 10 and 11 hereto and incorporated herein in their entirety by reference.  To the best knowledge of the Reporting Persons, each of SanDisk, Alliance and Macronix entered into amendments to their Series A5 Additional Purchase Obligation in substantially the same form and upon substantially the same terms as the amendments to the Series A5 Additional Purchase Obligation.

On May 19, 2003, pursuant to the Series A5 Additional Purchase Obligations, as amended, each of ICTech, SanDisk, Alliance and Macronix exercised a portion of the fifth warrant.  In connection with the amendment and the exercise of a portion of the fifth warrant, Tower issued to:

•	ICTech, 804,559 Ordinary Shares for an aggregate purchase price of $2,400,000; and

•	each of SanDisk, Alliance and Macronix, 1,206,839 Ordinary Shares for an aggregate purchase price of $3,600,000 paid by each such entity.

As of the date hereof, (i) ICTech has the right to exercise the remainder of the fifth warrant immediately for the purchase of up to 394,667 Ordinary Shares in accordance with the terms of such warrant for an aggregate purchase price of $4,933,340, and (ii) each of SanDisk, Alliance and Macronix have the right to exercise the remainder of their respective fifth warrants immediately for the purchase of up to 592,056 Ordinary Shares in accordance with the terms of such warrants for an aggregate purchase price of $7,400,700 from each such entity.  However, pursuant to the terms of the amendment to the Series A5 Additional Purchase Obligations, following Tower’s receipt of its banks’ consent (i) to the postponement of Tower’s December 31, 2002 deadline by which Tower was required to have raised $110 million in equity financing (of which Tower has raised $86.2 million to date, excluding amounts invested in May 2003 in connection with the exercise, by some of Tower’s shareholders, of a portion of their fifth warrant), and (ii) to recognize a portion of the proceeds from the payment of 60% of the dollar amount of the fifth warrants of all Tower shareholders in satisfaction of Tower’s obligation to raise funds:

•	ICTech is required to purchase 670,467 Ordinary Shares for an aggregate purchase price of $2,000,004; and

•	each of SanDisk, Alliance and Macronix is required to purchase 1,005,840 Ordinary Shares for an aggregate purchase price of $3,000,420 paid by each such entity.

In addition, pursuant to the terms of the amendment to the Series A5 Additional Purchase Obligations, provided the Minimum Financing (as defined below) is completed by December 31, 2003, following such time that Tower has raised equity or convertible debt or any other form of fund raising permitted under its credit facility with its banks’ in the amount of (a) $22,105,730, provided that if Tower shareholders that are committed to invest no more than $4,400,234 upon the achievement of the fifth milestone (a “Non-Participating Partner”) do not sign the amendment, Tower’s banks agree to lower the amount that Tower is committed to raise from such  Non-Participating Partners upon the achievement of the fifth milestone, or (b) if a Non-Participating Partner does not sign the amendment and Tower’s banks do not agree to lower the amount that it is committed to raise, $22,105,730 plus the dollar amount that such Non-Participating Partner is committed to invest upon the achievement of the fifth milestone (the “Minimum Financing”):

•	ICTech is required to exercise the then outstanding amount of the fifth warrant ($2,933,336); and

•	each of SanDisk, Alliance and Macronix is required to exercise the then outstanding amount of its fifth warrant ($4,400,280).

The price per share of these issuances will be the price per ordinary share paid in connection with the Minimum Financing (the “Minimum Financing Price”); provided, however, that if the Minimum Financing Price cannot reasonably be calculated from the documents evidencing the Minimum Financing, then the Minimum Financing Price will be the average trading price for the Ordinary Shares during the 30 consecutive trading days preceding the date the outstanding amounts of the fifth warrant are exercised.

The acquisitions of Ordinary Shares by Israel Corporation and ICTech were funded out of working capital.  The Reporting Persons have no knowledge as to the source of funds used by SanDisk, Alliance or Macronix to purchase such shares.

Item 4.          Purpose of Transaction.

The purpose of the acquisition of Ordinary Shares by Israel Corporation and ICTech was to increase the holdings of Israel Corporation through ICTech in Tower and maintain its proportionate interest in the issued and outstanding share capital of Tower.

Item 5.          Interest in Securities of the Issuer.

(a)-(b)  As a result of the Consolidated Shareholder Agreement, each party thereto may be deemed to be the beneficial owner of at least 44,451,916 Ordinary Shares.  Such shares constitute approximately 77.31% of the outstanding Ordinary Shares, based on the capitalization of the Tower as of the date hereof (according to publicly available information provided by Tower to date) and calculated in accordance with Rule 13d-3(d)(i) of the Act.  Such beneficial ownership is based on (i) the ownership, by Israel Corporation, SanDisk, Alliance and Macronix of 13,170,989, 7,307,798, 7,273,939 and 7,138,944 Ordinary Shares, respectively, (ii) the right of Israel Corporation to purchase 2,227,457  Ordinary Shares exercisable within sixty (60) days of the date hereof (670,467 of which at an assumed exercise price of $2.983 per Ordinary Share, 733,334 of which at an assumed exercise price of $4.00 per Ordinary Share and 823,656 of which at an exercise price of $7.50 per Ordinary Share), and (iii) the right of SanDisk, Alliance and Macronix to purchase in the aggregate an additional 7,332,789  Ordinary Shares exercisable within sixty (60) days of the date hereof (3,017,520 of which at an assumed exercise price of $2.983 per Ordinary Share, 3,300,210 of which at an assumed exercise price of $4.00 per Ordinary Share and 1,015,059 of which at an exercise price of $7.50 per Ordinary Share).

(c)          Except as set forth above, neither the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction in any securities of Tower during the past sixty (60) days.

(d)          No person except for Israel Corporation through ICTech is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held directly by ICTech and covered by this statement.

(e)          As of March 6, 2000, Or Point Ltd. transferred all of its equity interest in Israel Corporation to Ofer (Ships Holdings) Ltd. and ceased to be the beneficial owner of more than 5% of the Ordinary Shares. As of February 24, 2003, Ofer Brothers Properties (1957) Ltd. transferred all of its equity interest in Millennium Investments Elad Ltd. to Mashat Investments Ltd. and ceased to be the beneficial owner of more than 5% of the Ordinary Shares. As of April 7, 2003, Oro Investments Ltd. transferred all of its equity interest in Israel Corporation Ltd. to Ofer (Ships Holdings) Ltd. and ceased to be the beneficial owner of more than 5% of the Ordinary Shares.  As a result, each of Or Point Ltd., Ofer Brothers Properties (1957) Ltd. and Oro Investments Ltd. is no longer a Reporting Person.

Item 6.          Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer.

Other than the Purchase Agreement, Additional Purchase Agreement (including the Series A5 Additional Purchase Obligation, as amended), the Registration Rights Agreement, the Consolidated Shareholders Agreement and the Trustee Nomination Letter (including the termination thereof) described above or in previous amendments and incorporated herein in their  entirety by reference, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Tower, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.          Materials to be Filed as Exhibits.

The following exhibits are filed herewith:

Exhibit No.	Description

1.	Share Purchase Agreement, dated as of December 12, 2000, between Israel Corporation Ltd. and Tower Semiconductor Ltd.*

2.	Additional Purchase Obligation Agreement, dated as of December 12, 2000, between Israel Corporation Ltd. and Tower Semiconductor Ltd.*

3.

Registration Rights Agreement, dated as of January 18, 2001, by and among Israel Corporation Ltd., SanDisk Corporation, Alliance Semiconductor Ltd., Macronix International Co., Ltd. and QuickLogic Corporation.*

4.	Consolidated Shareholders Agreement, dated as of January 18, 2001, by and among Israel Corporation Ltd., SanDisk Corporation, Alliance Semiconductor Ltd. and Macronix International Co., Ltd.*

5.	Trustee Nomination Letter, dated January 25, 2001, between Zvi Ephrat and Israel Corporation Ltd.*

Exhibit No.	Description

6.	Amendment to Payment Schedules of Series A-3 and Series A-4 Additional Purchase Obligations, dated March 26, 2002.*

7.

Letter, dated July 23, 2002, regarding Participation in Rights Offering, executed by Israel Corporation Technologies (ICTech) Ltd., SanDisk Corporation, Alliance Semiconductor Corporation and Macronix (BVI) Co., Ltd.*

8.	Joint Filing Agreement, dated December, 2002.*

9.	Amendment to Payment Schedules of Series A-5 Additional Purchase Obligations, dated February 24, 2003.

10.	Amendment to Payment Schedules of Series A-5 Additional Purchase Obligations, dated February 24, 2003.

11.	Side Letter for Amendment to Payment Schedules of Series A-5 Additional Purchase Obligations, dated April 14, 2003.

*Previously filed.

                    SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 17, 2003

ISRAEL CORPORATION LTD.

By:	/S/ Adv.Noga Yatziv

Name: Adv. Noga Yatziv
Title: Company Secretary

ISRAEL CORPORATION TECHNOLOGIES (ICTECH) LTD.

By:	/S/ Adv.Noga Yatziv

Name: Adv. Noga Yatziv
Title: Company Secretary

MILLENIUM INVESTMENTS ELAD LTD.

By:	/S/ Ehud Angel

Name: Ehud Angel
Title: Director

MASHAT INVESTMENTS LTD.

By:	/S/ Abraham Anaby

Name: Abraham Anaby
Title: Director

OFER (SHIPS HOLDINGS) LTD.

By:	/S/ Ehud Angel

Name: Ehud Angel
Title: Director

L.Y.N. (HOLDINGS) LTD.

By:	/S/ Abraham Anaby

Name: Abraham Anaby
Title: Director

Exhibit Index

Exhibit No.	Description

1.	Share Purchase Agreement, dated as of December 12, 2000, between Israel Corporation Ltd. and Tower Semiconductor Ltd.*

2.	Additional Purchase Obligation Agreement, dated as of December 12, 2000, between Israel Corporation Ltd. and Tower Semiconductor Ltd.*

3.

Registration Rights Agreement, dated as of January 18, 2001, by and among Israel Corporation Ltd., SanDisk Corporation, Alliance Semiconductor Ltd., Macronix International Co., Ltd. and QuickLogic Corporation.*

4.	Consolidated Shareholders Agreement, dated as of January 18, 2001, by and among Israel Corporation Ltd., SanDisk Corporation, Alliance Semiconductor Ltd. and Macronix International Co., Ltd.*

5.	Trustee Nomination Letter, dated January 25, 2001, between Zvi Ephrat and Israel Corporation Ltd.*

6.	Amendment to Payment Schedules of Series A-3 and Series A-4 Additional Purchase Obligations, dated March 26, 2002.*

7.

Letter, dated July 23, 2002, regarding Participation in Rights Offering, executed by Israel Corporation Technologies (ICTech) Ltd., SanDisk Corporation, Alliance Semiconductor Corporation and Macronix (BVI) Co., Ltd.*

8.	Joint Filing Agreement, dated December, 2002.*

9.	Amendment to Payment Schedules of Series A-5 Additional Purchase Obligations, dated February 24, 2003.

10.	Amendment to Payment Schedules of Series A-5 Additional Purchase Obligations, dated February 24, 2003.

11.	Side Letter for Amendment to Payment Schedules of Series A-5 Additional Purchase Obligations, dated April 14, 2003.

*Previously filed.

Exhibit 9

Date: February 24, 2003

To:	Tower Semiconductor Ltd. P.O. Box 619 Migdal Haemek 23105 Israel Fax: +972-4-654-7788 Attention: Co-Chief Executive Officer

cc:	Yigal Arnon & Co. One Azrieli Center Tel-Aviv 67021 Israel Fax: +972-3-608-7714 Attention: David H. Schapiro, Adv.

Re: Amendment to Payment Schedule of Series A-5 Additional Purchase Obligations, Waiver of Series A-5 Conditions, Conversion of Series A-4 Wafer Credits and Other Provisions (the “Amendment”)

Dear Sirs,

With regard to the obligation of each party to this letter (a “Party”) to exercise the Series A-5 Additional Purchase Obligations, as provided for in its Fab 2 Investment Agreements, as amended through the date hereof, all capitalized terms not defined herein shall be as defined therein, each Party hereby agrees that its agreements shall be amended as follows:

1.	Exercise of Series A-5 Additional Purchase Obligation.

1.1.

First Installment.  Each Party hereby notifies Tower Semiconductor Ltd. (the “Company” or “Tower”) that in accordance with the terms set forth hereunder, and subject to and effective upon Tower obtaining all required approvals as specified in Section 7 hereof, it shall irrevocably exercise sixty percent (60%) of the Series A-5 Additional Purchase Obligation (the “First Installment”), which is the amount identified as the First Installment with respect to such Party as set forth in Exhibit A hereto, without regard to whether the Series A-5 Mandatory Exercise Event occurs or whether any of the conditions to a Mandatory Exercise are satisfied. The First Installment shall be paid no later than five (5) business days following satisfaction of the condition specified in the first sentence above as evidenced by a certificate delivered to each of the parties and executed by Tower’s CEO(s) certifying the satisfaction of such condition.

1.2.

Second Installment.  Provided the conditions of Section 1.1 are met, each Party hereby further notifies the Company that in accordance with the terms set forth hereunder, and subject to and conditioned upon the completion of the Minimum Financing (as defined below), it shall irrevocably exercise forty percent (40%) of the Series A-5 Additional Purchase Obligation (the “Second Installment”; the First Installment and the Second Installment shall collectively be referred to as the “Series A-5 APO Installments”), which is the amount identified as the Second Installment with respect to such Party as set forth in Exhibit A hereto, without regard to whether the Series A-5 Mandatory Exercise Event occurs or whether any of the conditions to a Mandatory Exercise are satisfied.  The term Minimum Financing shall mean the Raising (as defined below) by the Company of the dollar amount equal to  $22,105,730. The term Raising shall mean the receipt of proceeds from (i) the sale, in a public or private offering, of ordinary shares of the Company or debt convertible into ordinary shares of the Company; or (ii) any other form of fund raising which satisfies the requirements for additional financing pursuant to section 16.27.2 of the Facility Agreement, as amended, to which the Company is a party.  The Second Installment shall be paid upon satisfaction of the condition specified in the first sentence above as evidenced by a certificate delivered to each of the parties and executed by Tower’s CEO(s) certifying the satisfaction of such condition; provided, further, that the Second Installment shall not be due before the later of (i) August 1, 2003, and (ii) five (5) business days following the date upon which the Company has completed the Minimum Financing.  Notwithstanding the preceding sentence, the obligation to advance the Second Installment shall terminate, and there shall be no further obligation or liability to pay the Second Installment, if the Minimum Financing shall not have been completed by December 31, 2003.

For the avoidance of all doubt and notwithstanding the provisions set forth in Sections 5 and 6 of the Additional Purchase Obligation Agreement between SanDisk Corp. and Tower dated July 4, 2000 or the Additional Purchase Obligation Agreement between Israel Corporation Technologies (ICTech) Ltd. and Tower dated December 12, 2000 or the Additional Purchase Obligation Agreement between The Challenge Fund-Etgar II, LP and Tower dated February 11, 2001 and as incorporated by reference in all of the other Fab 2 Investment Agreements, as applicable to each Party, each Party’s undertaking to pay the First Installment and the Second Installment is, upon satisfaction of all of the conditions specified in this Amendment and subject to the last sentence of the first paragraph of this Section 1.2,  completely irrevocable.

2.

Share Issuances.Immediately following the advancement of the First Installment, each Party will be issued fully-paid and non-assessable ordinary shares of Tower equivalent to the aggregate of the First Installment divided by the average trading price for the ordinary shares of the Company during the thirty (30) consecutive trading days preceding the date that this Amendment is approved by the Board of Directors of the Company.  Immediately following the advancement of the Second Installment, each Party will be issued fully-paid and non-assessable ordinary shares of Tower equivalent to the Second Installment divided by the price per ordinary share of the Company paid in connection with the Minimum Financing (the “Minimum Financing Price”); provided, however, that if the Minimum Financing Price cannot reasonably be calculated from the documents evidencing the Minimum Financing, then the Minimum Financing Price shall be the average trading price for the ordinary shares of the Company during the thirty (30) consecutive trading days preceding the date the Second Installment is paid.

3.

Conversion of Portion of Pre-Paid Credit Account.  Tower hereby grants to each Party who is either SanDisk Corp. (“SNDK”), Alliance Semiconductor Corp. (“ALSC”), Macronix International Co., Ltd. (“MXIC”) or QuickLogic Corp. (“QUIK”) (SNDK, ALSC, MXIC and QUIK shall each be referred to as a “Wafer Partner” and collectively shall be referred as the “Wafer Partners”) an option to convert a number of credits equal to the number of credits in each of its respective Pre-Paid Wafer Accounts that were issued in connection with its advancement of the Series A-4 Additional Purchase Obligation payment in October 2002 and that are held in its Pre-Paid Wafer Account on December 31, 2005 (the “Series A-4 Credits”) into fully-paid and non-assessable ordinary shares of Tower equivalent to the amount of the Series A-4 Credits divided by the average trading price for the ordinary shares of the Company during the thirty (30) consecutive trading days preceding December 31, 2005 (the “Conversion Price”), provided that such Party provides Tower advance written notice to convert all or a portion of the Series A-4 Credits no earlier than December  31, 2005 and by no later than January 31, 2006 (the “Conversion Notice”). Tower hereby agrees to issue to each Wafer Partner that provides it with a Conversion Notice the ordinary shares to be issued in connection with its exercise of the Series A-4 Credits promptly after its receipt of such Conversion Notice.

4.

Rights Offering.  To the extent that any of the Wafer Partners shall convert their “Series A-4 Credits” into fully-paid and non-assessable ordinary shares pursuant to paragraph 3, and provided that such amount of converted Series A-4 Credits are equivalent to or greater than an aggregate of 5% of Tower’s then outstanding share capital, Tower hereby undertakes to prepare and file a registration statement, within a reasonable time following the issuance of the ordinary shares to the Wafer Partners in connection with their conversion of the Series A-4 Credits, for the distribution of rights to all of Tower’s shareholders other than Wafer Partners but including each of the Parties who are either Israel Corporation Technologies (ICTech) Ltd. (“ICTech”) or The Challenge Fund–Etgar II, LP (“CF”) (ICTech and CF shall each be referred to as an “Equity Partner”), to purchase additional shares in Tower at the Conversion Price to maintain their percentage of ordinary shares held in Tower immediately prior to the conversion of the Series A-4 Credits. Tower shall use its reasonable best efforts to cause the registration statement to be declared effective by the Securities and Exchange Commission and the Israel Securities Authority as soon as reasonably practicable after filing thereof with the Securities and Exchange Commission and the Israel Securities Authority.

5.

Termination of Wafer Partner Differential Condition.Upon satisfaction of the condition set forth in the first sentence of Section 1.1, the parties shall irrevocably agree to fully and indefinitely waive Tower’s obligation to raise an additional $50 million from additional wafer partners in connection with the provisions set forth in the Fab 2 Investment Agreements and related letters with respect to the Wafer Partner Differential.

6.

Restriction on Transfer of Equity Securities under the Consolidated Shareholders Agreement; Registration Rights. All of the parties to the Consolidated Shareholders Agreement dated January 18, 2001 by and between SanDisk, Alliance, Macronix and Israel Corporation Ltd. (the “CSA”), hereby agree that all of the ordinary shares in Tower to be issued to such parties with respect to the Series A-5 Additional Purchase Obligations will be subject to the restrictions on transfer of Equity Securities during the Initial Restricted Period and the Subsequent Restricted Period (all capitalized terms in this section as defined in the CSA).  All shares issued or contemplated to be issued to the parties pursuant to Sections 2 and 3 of this Amendment shall be deemed to be Purchaser Group Registrable Securities as defined in and as provided for in the Registration Rights Agreement made as of January 18, 2001, by and among Tower Semiconductor Ltd., SanDisk Corporation, Alliance Semiconductor Corp., Macronix International Co., Ltd, QuickLogic Corporation and The Israel Corporation Ltd.

7.

Approvals. This Amendment and the parties obligations hereunder are subject to and shall only become effective upon the approval of the Company’s audit committee, its board of directors (which approval shall include the unanimous vote of approval of its independent directors), its shareholders, the Office of the Chief Scientist, the Investment Center and, to the extent applicable, the Israel Land Administration.

8.

Fab 2 Investment Agreements. Except as expressly set forth in this Amendment and effective upon payment of the First Installment in full, the Company hereby irrevocably waives, forever excuses and releases the Wafer Partners and their respective officers, directors and employees, from their obligation to exercise the Series A-5 Additional Purchase Obligation as provided for in the Fab 2 Investment Agreements, including without limitation, the Additional Purchase Obligation Agreement. All other provisions of the Parties’ Fab 2 Investment Agreements shall remain unchanged.

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              IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

/S/ Rafi Levin	/S/ Avisar Paz
Tower Semiconductor Ltd.	Israel Corporation Technologies (ICTech) Ltd.

By: Rafi Levin	By: Avisar Paz

Title: Co-CEO	Title: CFO

/S/ Michael Gray	/S/ N.D. Reddy
SanDisk Corporation	Alliance Semiconductor Corporation

By: Michael Gray	By: N.D. Reddy

Title: CFO	Title: CEO

/S/ Miin C. Wu
Macronix International Co., Ltd.	QuickLogic Corp.

By: Miin C. Wu	By:

Title: Director	Title:

/S/ I. Ciechanover
The Challenge Fund-Etgar II, LP

By: I. Ciechanover

Title: President

EXHIBIT A

Wafer Partner or Equity Partner	First Installment	Second Installment

SanDisk Corp.	$6,600,420	$4,400,280
Alliance Semiconductor Corp.	$6,600,420	$4,400,280
Macronix International Co., Ltd.	$6,600,420	$4,400,280
QuickLogic Corp.	$2,200,140	$1,466,760
Israel Corporation Technologies (ICTech) Ltd.	$4,400,004	$2,933,336
The Challenge Fund-Etgar II, LP	$440,000.40	$293,333.60

Exhibit 10

Date: February 24, 2003

To:	Tower Semiconductor Ltd. P.O. Box 619 Migdal Haemek 23105 Israel Fax: +972-4-654-7788 Attention: Co-Chief Executive Officer

cc:	Yigal Arnon & Co. One Azrieli Center Tel-Aviv 67021 Israel Fax: +972-3-608-7714 Attention: David H. Schapiro, Adv.

Re: Amendment to Payment Schedule of Series A-5 Additional Purchase Obligations, Waiver of Series A-5 Conditions, Conversion of Series A-4 Wafer Credits and Other Provisions (the “Amendment”)

Dear Sirs,

              With regard to the obligation of each party to this letter (a “Party”) to exercise the Series A-5 Additional Purchase Obligations, as provided for in its Fab 2 Investment Agreements, as amended through the date hereof, including the Amendment attached hereto as Exhibit A, all capitalized terms not defined herein shall be as defined therein, each Party hereby agrees that with respect to the parties to this letter agreement (the “Side Letter”), subject only to Section 7 of the Amendment and the contents of this Side Letter, the Amendment shall be effective upon the receipt by Tower Semiconductor Ltd. (the “Company” or “Tower”) of the signatures of each of SanDisk Corporation, Alliance Semiconductor Corporation, Macronix International Co., Ltd. and Israel Corporation Technologies (ICTech) Ltd.

               In addition, each of the Company, SanDisk Corporation, Alliance Semiconductor Corporation, Macronix International Co., Ltd. and Israel Corporation Technologies (ICTech) Ltd. hereby agree that notwithstanding anything to the contrary set forth in the Amendment:

1.

When the term Minimum Financing is used in the Amendment it shall mean the Raising (as defined in the Amendment) by the Company of the dollar amount equal to (a) $22,105,730, provided that if the Company does not receive a portion of the Series A-5 Additional Purchase Obligation, such $22,105,730 Minimum Financing amount shall not be increased in the event each of Bank Hapoalim B.M. and Bank Leumi-Le-Israel Limited shall have agreed to amend the terms of the Facility Agreement to which Tower is a party (the “Facility Agreement”) such that the Company is not in breach of Section 16.27.1 or 16.27.2, as applicable, of the Facility Agreement notwithstanding the fact that the Company did not receive such portion of the Series A-5 Additional Purchase Obligation, or (b) $22,105,730 plus the dollar amount represented by the portion of the Series A-5 Additional Purchase Obligation which the Company did not receive and which was not forgiven under (a) above.

2.

The Amendment and the parties obligations thereunder is subject to and shall only become effective upon the Company receiving the consent of each of Bank Hapoalim B.M. and Bank Leumi-Le-Israel Limited to amend the terms of the Facility Agreement to (a) postpone the date for Tower to next raise an aggregate of $26 million pursuant to section 16.27.2 of the Facility Agreement, and (b) recognize any of the payment of the First Installment in satisfaction of Tower’s obligation to raise funds under section 16.27.2 of the Facility Agreement.

3.

This Side Letter supersedes all prior agreements, understandings and arrangements, oral or written, between the parties hereto with respect to the subject matter hereof.  Notwithstanding the preceding sentence, the provisions of the Parties’ Fab 2 Investment Agreements, including the Amendment, shall remain unchanged to the extent they are not amended by the terms of this Side Letter.

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               IN WITNESS WHEREOF, the parties have executed this Side Letter as of the date first above written.

/S/ Rafi Levin	/S/ Yossi Rosen, Avisar Paz
Tower Semiconductor Ltd.	Israel Corporation Technologies (ICTech) Ltd.

By: Rafi Levin	By: Yossi Rosen, Avisar Paz

Title: Co-CEO	Title:

/S/ Michael Gray	/S/ N.D Reddy
SanDisk Corporation	Alliance Semiconductor Corporation

By: Michael Gray	By: N.D. Reddy

Title: CFO	Title: CEO

/S/ Miin C. Wu
Macronix International Co., Ltd.

By: Miin C. Wu

Title: Director

EXHIBIT A

Date: February 24, 2003

To:	Tower Semiconductor Ltd. P.O. Box 619 Migdal Haemek 23105 Israel Fax: +972-4-654-7788 Attention: Co-Chief Executive Officer

cc:	Yigal Arnon & Co. One Azrieli Center Tel-Aviv 67021 Israel Fax: +972-3-608-7714 Attention: David H. Schapiro, Adv.

Re: Amendment to Payment Schedule of Series A-5 Additional Purchase Obligations, Waiver of Series A-5 Conditions, Conversion of Series A-4 Wafer Credits and Other Provisions (the “Amendment”)

Dear Sirs,

With regard to the obligation of each party to this letter (a “Party”) to exercise the Series A-5 Additional Purchase Obligations, as provided for in its Fab 2 Investment Agreements, as amended through the date hereof, all capitalized terms not defined herein shall be as defined therein, each Party hereby agrees that its agreements shall be amended as follows:

1.	Exercise of Series A-5 Additional Purchase Obligation.

1.1

First Installment.  Each Party hereby notifies Tower Semiconductor Ltd. (the “Company” or “Tower”) that in accordance with the terms set forth hereunder, and subject to and effective upon Tower obtaining all required approvals as specified in Section 7 hereof, it shall irrevocably exercise sixty percent (60%) of the Series A-5 Additional Purchase Obligation (the “First Installment”), which is the amount identified as the First Installment with respect to such Party as set forth in Exhibit A hereto, without regard to whether the Series A-5 Mandatory Exercise Event occurs or whether any of the conditions to a Mandatory Exercise are satisfied. The First Installment shall be paid no later than five (5) business days following satisfaction of the condition specified in the first sentence above as evidenced by a certificate delivered to each of the parties and executed by Tower’s CEO(s) certifying the satisfaction of such condition.

1.2

Second Installment.  Provided the conditions of Section 1.1 are met, each Party hereby further notifies the Company that in accordance with the terms set forth hereunder, and subject to and conditioned upon the completion of the Minimum Financing (as defined below), it shall irrevocably exercise forty percent (40%) of the Series A-5 Additional Purchase Obligation (the “Second Installment”; the First Installment and the Second Installment shall collectively be referred to as the “Series A-5 APO Installments”), which is the amount identified as the Second Installment with respect to such Party as set forth in Exhibit A hereto, without regard to whether the Series A-5 Mandatory Exercise Event occurs or whether any of the conditions to a Mandatory Exercise are satisfied.  The term Minimum Financing shall mean the Raising (as defined below) by the Company of the dollar amount equal to  $22,105,730. The term Raising shall mean the receipt of proceeds from (i) the sale, in a public or private offering, of ordinary shares of the Company or debt convertible into ordinary shares of the Company; or (ii) any other form of fund raising which satisfies the requirements for additional financing pursuant to section 16.27.2 of the Facility Agreement, as amended, to which the Company is a party.  The Second Installment shall be paid upon satisfaction of the condition specified in the first sentence above as evidenced by a certificate delivered to each of the parties and executed by Tower’s CEO(s) certifying the satisfaction of such condition; provided, further, that the Second Installment shall not be due before the later of (i) August 1, 2003, and (ii) five (5) business days following the date upon which the Company has completed the Minimum Financing.  Notwithstanding the preceding sentence, the obligation to advance the Second Installment shall terminate, and there shall be no further obligation or liability to pay the Second Installment, if the Minimum Financing shall not have been completed by December 31, 2003.

For the avoidance of all doubt and notwithstanding the provisions set forth in Sections 5 and 6 of the Additional Purchase Obligation Agreement between SanDisk Corp. and Tower dated July 4, 2000 or the Additional Purchase Obligation Agreement between Israel Corporation Technologies (ICTech) Ltd. and Tower dated December 12, 2000 or the Additional Purchase Obligation Agreement between The Challenge Fund-Etgar II, LP and Tower dated February 11, 2001 and as incorporated by reference in all of the other Fab 2 Investment Agreements, as applicable to each Party,each Party’s undertaking to pay the First Installment and the Second Installment is, upon satisfaction of all of the conditions specified in this Amendment and subject to the last sentence of the first paragraph of this Section 1.2,  completely irrevocable.

2.

Share Issuances.Immediately following the advancement of the First Installment, each Party will be issued fully-paid and non-assessable ordinary shares of Tower equivalent to the aggregate of the First Installment divided by the average trading price for the ordinary shares of the Company during the thirty (30) consecutive trading days preceding the date that this Amendment is approved by the Board of Directors of the Company.  Immediately following the advancement of the Second Installment, each Party will be issued fully-paid and non-assessable ordinary shares of Tower equivalent to the Second Installment divided by the price per ordinary share of the Company paid in connection with the Minimum Financing (the “Minimum Financing Price”); provided, however, that if the Minimum Financing Price cannot reasonably be calculated from the documents evidencing the Minimum Financing, then the Minimum Financing Price shall be the average trading price for the ordinary shares of the Company during the thirty (30) consecutive trading days preceding the date the Second Installment is paid.

3.

Conversion of Portion of Pre-Paid Credit Account.  Tower hereby grants to each Party who is either SanDisk Corp. (“SNDK”), Alliance Semiconductor Corp. (“ALSC”), Macronix International Co., Ltd. (“MXIC”) or QuickLogic Corp. (“QUIK”) (SNDK, ALSC, MXIC and QUIK shall each be referred to as a “Wafer Partner” and collectively shall be referred as the “Wafer Partners”) an option to convert a number of credits equal to the number of credits in each of its respective Pre-Paid Wafer Accounts that were issued in connection with its advancement of the Series A-4 Additional Purchase Obligation payment in October 2002 and that are held in its Pre-Paid Wafer Account on December 31, 2005 (the “Series A-4 Credits”) into fully-paid and non-assessable ordinary shares of Tower equivalent to the amount of the Series A-4 Credits divided by the average trading price for the ordinary shares of the Company during the thirty (30) consecutive trading days preceding December 31, 2005 (the “Conversion Price”), provided that such Party provides Tower advance written notice to convert all or a portion of the Series A-4 Credits no earlier than December  31, 2005 and by no later than January 31, 2006 (the “Conversion Notice”). Tower hereby agrees to issue to each Wafer Partner that provides it with a Conversion Notice the ordinary shares to be issued in connection with its exercise of the Series A-4 Credits promptly after its receipt of such Conversion Notice.

4.

Rights Offering.  To the extent that any of the Wafer Partners shall convert their “Series A-4 Credits” into fully-paid and non-assessable ordinary shares pursuant to paragraph 3, and provided that such amount of converted Series A-4 Credits are equivalent to or greater than an aggregate of 5% of Tower’s then outstanding share capital, Tower hereby undertakes to prepare and file a registration statement, within a reasonable time following the issuance of the ordinary shares to the Wafer Partners in connection with their conversion of the Series A-4 Credits, for the distribution of rights to all of Tower’s shareholders other than Wafer Partners but including each of the Parties who are either Israel Corporation Technologies (ICTech) Ltd. (“ICTech”) or The Challenge Fund–Etgar II, LP (“CF”) (ICTech and CF shall each be referred to as an “Equity Partner”), to purchase additional shares in Tower at the Conversion Price to maintain their percentage of ordinary shares held in Tower immediately prior to the conversion of the Series A-4 Credits. Tower shall use its reasonable best efforts to cause the registration statement to be declared effective by the Securities and Exchange Commission and the Israel Securities Authority as soon as reasonably practicable after filing thereof with the Securities and Exchange Commission and the Israel Securities Authority.

5.

Termination of Wafer Partner Differential Condition.Upon satisfaction of the condition set forth in the first sentence of Section 1.1, the parties shall irrevocably agree to fully and indefinitely waive Tower’s obligation to raise an additional $50 million from additional wafer partners in connection with the provisions set forth in the Fab 2 Investment Agreements and related letters with respect to the Wafer Partner Differential.

6.

Restriction on Transfer of Equity Securities under the Consolidated Shareholders Agreement; Registration Rights. All of the parties to the Consolidated Shareholders Agreement dated January 18, 2001 by and between SanDisk, Alliance, Macronix and Israel Corporation Ltd. (the “CSA”), hereby agree that all of the ordinary shares in Tower to be issued to such parties with respect to the Series A-5 Additional Purchase Obligations will be subject to the restrictions on transfer of Equity Securities during the Initial Restricted Period and the Subsequent Restricted Period (all capitalized terms in this section as defined in the CSA).  All shares issued or contemplated to be issued to the parties pursuant to Sections 2 and 3 of this Amendment shall be deemed to be Purchaser Group Registrable Securities as defined in and as provided for in the Registration Rights Agreement made as of January 18, 2001, by and among Tower Semiconductor Ltd., SanDisk Corporation, Alliance Semiconductor Corp., Macronix International Co., Ltd, QuickLogic Corporation and The Israel Corporation Ltd.

7.

Approvals. This Amendment and the parties obligations hereunder are subject to and shall only become effective upon the approval of the Company’s audit committee, its board of directors (which approval shall include the unanimous vote of approval of its independent directors), its shareholders, the Office of the Chief Scientist, the Investment Center and, to the extent applicable, the Israel Land Administration.

8.

Fab 2 Investment Agreements. Except as expressly set forth in this Amendment and effective upon payment of the First Installment in full, the Company hereby irrevocably waives, forever excuses and releases the Wafer Partners and their respective officers, directors and employees, from their obligation to exercise the Series A-5 Additional Purchase Obligation as provided for in the Fab 2 Investment Agreements, including without limitation, the Additional Purchase Obligation Agreement. All other provisions of the Parties’ Fab 2 Investment Agreements shall remain unchanged.

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               IN WITNESS WHEREOF, the parties have executed this Amendment as of the date first above written.

/S/ Rafi Levin	/S/ Avisar Paz
Tower Semiconductor Ltd.	Israel Corporation Technologies (ICTech) Ltd.

By: Rafi Levin	By: Avisar Paz

Title: Co-CEO	Title: CFO

/S/ Michael Gray	/S/ N.D. Reddy
SanDisk Corporation	Alliance Semiconductor Corporation

By: Michael Gray	By: N.D. Reddy

Title: CFO	Title: CEO

/S/ Miin C. Wu
Macronix International Co., Ltd.	QuickLogic Corp.

By: Miin C. Wu	By:

Title: Director	Title:

/S/ I. Ciechanover
The Challenge Fund-Etgar II, LP

By: I. Ciechanover

Title: President

EXHIBIT A

Wafer Partner or Equity Partner	First Installment	Second Installment

SanDisk Corp.	$6,600,420	$4,400,280
Alliance Semiconductor Corp.	$6,600,420	$4,400,280
Macronix International Co., Ltd.	$6,600,420	$4,400,280
QuickLogic Corp.	$2,200,140	$1,466,760
Israel Corporation Technologies (ICTech) Ltd.	$4,400,004	$2,933,336
The Challenge Fund-Etgar II, LP	$440,000.40	$293,333.60

Exhibit 11

Date: April 14, 2003

To:	Tower Semiconductor Ltd. P.O. Box 619 Migdal Haemek 23105 Israel Fax: +972-4-654-7788 Attention: Co-Chief Executive Officer

Re:    Side Letter for Amendment to Payment Schedule of Series A-5 Additional
Purchase Obligations, Waiver of Series A-5 Conditions, Conversion of Series A-4
Wafer Credits and Other Provisions (collectively, the “MS5 Agreement”)

Dear Sirs,

          Reference is made to the MS5 Agreement, all capitalized terms not defined herein shall be as defined therein. Subject to the last sentence of this paragraph, each party hereto hereby agrees that in the event that pending their approval of the terms of the MS5 Agreement, each of Bank Hapoalim B.M. and Bank Leumi-Le-Israel Limited (the “Banks”) agree to provide interim funding in the amount of $33 million (in cash, letters of credit or bank guarantees), each party hereto shall, no later than 2 business days following the date the shareholders of the Company shall have approved the MS5 Agreement, advance to the Company a portion of its First Installment in the dollar amount set forth with respect to such party in Exhibit A hereto.  In addition, subject to the following sentence, in the event the Banks agree to provide interim funding in an amount in excess of $33 million in the aggregate, each party hereto shall promptly advance to the Company the percentage next to its name on Exhibit A multiplied by $213,000 (but no more than $2,500,000 in the aggregate by all of the parties hereto) for each $1 million of interim funding in excess of $33 million which the Banks agree to provide.  Notwithstanding the terms of the MS5 Agreement, each party hereby agrees that its obligations thereunder and hereunder are also subject to the Investment Center not having informed the Company that it is not continuing its funding of the Fab 2 project.

          IN WITNESS WHEREOF, the parties have executed this Letter as of the date first above written.

/S/ Rafi Levin	/S/ Yossi Rosen, Avisar Paz
Tower Semiconductor Ltd.	Israel Corporation Technologies (ICTech) Ltd.

By: Rafi Levin	By: Yossi Rosen, Avisar Paz

/S/ Michael Gray	/S/ N.D. Reddy
SanDisk Corporation	Alliance Semiconductor Corporation

By: Michael Gray	By: N.D. Reddy

/S/ Miin C. Wu
Macronix International Co., Ltd.

By: Miin C. Wu

EXHIBIT A

Wafer Partner or Equity Partner	Dollar Amount	%

SanDisk Corp.	$3,600,000	27.27%
Alliance Semiconductor Corp.	$3,600,000	27.27%
Macronix International Co., Ltd.	$3,600,000	27.27%
Israel Corporation Technologies (ICTech) Ltd.	$2,400,000	18.19%

Total	$13,300,000	100%